Exhibit 99.1

BCD Semiconductor Manufacturing Limited Announces 20-F Filing

SHANGHAI, China, April 26, 2012 (GLOBE NEWSWIRE) — BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) (Nasdaq:BCDS), a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs, today announced that it filed its annual report on Form 20-F for the year ended December 31, 2011 with the U.S. Securities and Exchange Commission on April 25, 2012. The annual report on Form 20-F can be accessed on the SEC’s website at http://www.sec.gov as well as on the Investor Relations page of the Company’s website at www.bcdsemi.com. The Company will also furnish a hard copy of the annual report on Form 20-F to shareholders free of charge upon request. Requests for hard copies should be directed to IR@bcdsemi.com.

About BCD Semiconductor

BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) is a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs. Our broad portfolio of power management ICs primarily targets rapidly growing, high volume markets such as mobile phones, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products. As an IDM, BCD Semiconductor integrates product design and process technology to optimize product performance and cost. We offer system-level solutions with the quality, performance and reliability required by our customers. Our China-based operations provide proximity to the rapidly growing electronics industry in Asia, enabling us to align our product development effort with customers and market trends and to provide timely and effective technical support. For more information, please visit http://www.bcdsemi.com.

CONTACT:	Jean-Claude Zhang
Chief Financial Officer
Tel: +86 21 2416 2298
IR@bcdsemi.com

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